Exhibit 99.1

News Release

For Immediate Release

WEST FRASER TO ACQUIRE SPRAY LAKE SAWMILLS

VANCOUVER, B.C., September 6, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has entered into an agreement to acquire Spray Lake Sawmills located in Cochrane, Alberta subject to certain post-closing adjustments. The transaction is anticipated to close later this year following completion of Canadian regulatory reviews and satisfaction of customary conditions.

Spray Lake Sawmills produces treated wood products, dimensional lumber and a variety of innovative wood residuals and biproducts. It has an annual lumber capacity of 155 million board feet and holds two Forest Management Agreements granted by the Government of Alberta with a total Annual Allowable Cut of approximately 500,000 m3.

“We are excited to welcome Spray Lake Sawmills to the West Fraser family,” said Ray Ferris, President & CEO West Fraser. “Spray Lake Sawmills has an experienced, dedicated group of employees who we will look to further the legacy of this proud mill. With its solid safety performance, and focus on sustainability and community, the mill is an ideal fit for West Fraser.”

The CDN$140 million acquisition enables West Fraser to grow its footprint in Southern Alberta and expand its Canadian treated wood business, while providing access to a high-quality timber supply.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, the completion of the transaction, the expected timing of closing, the realization of expected benefits from completion of the transaction, including access to high quality timber supply, the expected growth of West Fraser’s Southern Alberta footprint, and expansion of West Fraser’s Canadian treated wood business; and the estimate of Annual Allowable Cut of Fibre Management Agreements held by Spray Lake Sawmills. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to successfully complete regulatory reviews and satisfy closing conditions, including requisite regulatory approvals, and the potential impact of the announcement or completion of the transaction on relationships, including regulatory bodies, employees, suppliers, customers and competitors. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the six months ended June 30, 2023, dated July 26, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com